UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of March 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     On March 16, 2010 at an extraordinary shareholders’ meeting, the shareholders of Telvent GIT, S.A. (the “Company”) approved the appointments for five years each of Javier Castrillo Penadés and Marta de Amusátegui y Vergara to the Company’s Board of Directors. Mr. Castrillo Penadés and Ms. Amusátegui y Vergara both were nominated by the Nominating and Compensation Committee.
     Mr. Castrillo Penadés is Director of Retail Banking for Banco Santander. He has worked for Banco Santander since 2004, serving as a Manager in various departments. Prior to working for Banco Santander, he worked 14 years for Mckinsey & Company, the last six years as a partner. Mr. Castrillo Penadés holds a degree in Engineering from the Universidad Pontificia de Comillas (Madrid) and holds an MBA from INSEAD (Fontainebleau-France).
     Ms. Amusátegui y Vergara is a partner of AILARA, an independent consulting firm, and has been in charge of Corporate Finance and Mergers & Acquisitions since 2008. Prior to working with AILARA, she worked for Bank of America, N.A., Branch in Spain from 2003 to 2008 in the positions of General Manager, Country Executive Officer and Managing Director of Corporate and Investment Banking. She also worked as Executive Director of Lehman Brothers in London from September 2001 to October 2002, and Executive Director for UBS Warburg from February 1996 to August 2001. Previously she was a consultant with McKinsey & Company from February 1992 to December 1995. Ms. Amusátegui y Vergara is a member of the Board of Directors of Eland Private Equity, S.G.E.C.R., S.A. and a member of the Advisory Committee of Banco Etchevarría, S.A. She holds a degree in Engineering from the Universidad Pontificia de Comillas (Madrid) and an MBA from INSEAD (Fontainebleau-France).
     Mr. Castrillo Penadés and Ms. Amusátegui y Vergara are independent Directors and financial experts in accordance with NASDAQ’s listing standards and the independence requirements of the Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: March 16, 2010